Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 2000 and Ending December 31, 2000
                       ---------------            ------------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                    ----------------------------------------
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            -----------
                              ("Mutual or "Subsidiary")


Date of Incorporation    December 17, 1990
                        --------------------

If not Incorporated, Date of Organization ____________________



State or Sovereign Power under which Incorporated
or Organized    Delaware



Location of Principal Executive Office            40 Inverness Center Parkway
of Reporting Company                                Birmingham, Alabama  35242
                                                  ----------------------------

                                Name, title, and
                           address of officer to whom
                         correspondence concerning this
                           report should be addressed:

                      Vice President and
                      Chief Financial Officer,      40 Inverness Center Parkway
Kathleen S. King      Comptroller and Treasurer      Birmingham, Alabama 35242
----------------      -------------------------      --------------------------
     (Name)                     (Title)                        (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1.       Time of Filing
         --------------
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         --------------
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         ------------------------
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         -------------
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         ------------------------
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         ------------------
         Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulations S-X, 210.3-01(c)).

7.       Major Amendments or Corrections
         -------------------------------
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         ------------
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         ------------------
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         ---------------------
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         ----------------------------------------------------------
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.




                                                                                             2

                                    LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

-------------------------------------------------------------------------------------------------------

                                                             Schedule or
                                                               Account                      Page
Description of Schedules and Accounts                          Number                       Number

-------------------------------------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                                     Schedule I                     4-5
-------------------------

  SERVICE COMPANY PROPERTY                                    Schedule II                    6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY                 Schedule III                    8
  INVESTMENTS                                                 Schedule IV                     9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                                Schedule V                     10
  FUEL STOCK EXPENSES UNDISTRIBUTED                           Schedule VI                    11
  STORES EXPENSE UNDISTRIBUTED                                Schedule VII                   12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS                    Schedule VIII                  13
  MISCELLANEOUS DEFERRED DEBITS                               Schedule IX                    14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                             Schedule X                     15
  PROPRIETARY CAPITAL                                         Schedule XI                    16
  LONG-TERM DEBT                                              Schedule XII                   17
  CURRENT AND ACCRUED LIABILITIES                             Schedule XIII                  18
  NOTES TO FINANCIAL STATEMENTS                               Schedule XIV                   19

COMPARATIVE INCOME STATEMENT                                  Schedule XV                    20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES                   Account 457                    21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                                Account 458                    22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES                     Schedule XVI                   23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                                         Schedule XVII                  24
  DEPARTMENTAL ANALYSIS OF SALARIES                                                          25
  OUTSIDE SERVICES EMPLOYED                                                                  26
  EMPLOYEE PENSIONS AND BENEFITS                              Account 926                    27
  GENERAL ADVERTISING EXPENSES                                Account 930.1                  28
  MISCELLANEOUS GENERAL EXPENSES                              Account 930.2                  29
  RENTS                                                       Account 931                    30
  TAXES OTHER THAN INCOME TAXES                               Account 408                    31
  DONATIONS                                                   Account 426.1                  32
  OTHER DEDUCTIONS                                            Account 426.5                  33

-------------------------------------------------------------------------------------------------------


                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


------------------------------------------------------------------------------

                                                Schedule            Page
Description of Schedules and Accounts           Number              Number

------------------------------------------------------------------------------

  NOTES TO STATEMENT OF INCOME                   Schedule XVIII        34

  ORGANIZATION CHART                                                   35

  METHODS OF ALLOCATION                                                36

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                37





















------------------------------------------------------------------------------

                                                                                                         4

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

---------------------------------------------------------------------------------------------------------


ACCOUNT           ASSETS AND OTHER DEBITS                                     AS OF DECEMBER 31
                                                                              CURRENT        PRIOR

---------------------------------------------------------------------------------------------------------

             SERVICE COMPANY PROPERTY
             ------------------------

     101     Service company property (Schedule II)                               5,547          8,263
     107     Construction work in progress (Schedule II)                              -              -
                                                                                -------       --------
                Total Property                                                    5,547          8,263
                                                                                -------       --------

     108     Less accumulated provision for depreciation
             and amortization of service company property (Schedule III)          4,562          7,024
                                                                                -------       --------
                Net Service Company Property                                        985          1,239
                                                                                -------       --------

             INVESTMENTS
             -----------
     123     Investments in associate companies (Schedule IV)                         -              -
     124     Other investments (Schedule IV)                                      1,605          1,176
                                                                                -------       --------
                Total Investments                                                 1,605          1,176
                                                                                -------       --------

             CURRENT AND ACCRUED ASSETS
             --------------------------
     131     Cash                                                                     -              -
     134     Special deposits                                                         -              -
     135     Working funds                                                          120            121
     136     Temporary cash investments (Schedule IV)                             2,450          1,510
     141     Notes receivable                                                         -              -
     143     Accounts receivable                                                    123             32
     144     Accumulated provision for uncollectible accounts                         -              -
     146     Accounts receivable from associate companies (Schedule V)          130,082        121,195
     152     Fuel stock expenses undistributed (Schedule VI)                          -              -
     154     Materials and supplies                                                   -              -
     163     Stores expense undistributed (Schedule VII)                              -              -
     165     Prepayments                                                          3,272          4,147
     171     Interest and dividend receivable                                        42             23
     174     Miscellaneous current and accrued assets (Schedule VIII)                 -              -
                                                                                -------        -------
                Total Current and Accrued Assets                                136,089        127,028
                                                                                -------        -------

             DEFERRED DEBITS
             ---------------
     181     Unamortized debt expense                                                 -              -
     184     Clearing accounts                                                        -              -
     186     Miscellaneous deferred debits (Schedule IX)                            477            139
     188     Research, development, or demonstration
             expenditures (Schedule X)                                                -              -
     190     Accumulated deferred income taxes                                   39,619         35,787
                                                                                -------        -------
                Total Deferred Debits                                            40,096         35,926
                                                                                -------        -------

                TOTAL ASSETS AND OTHER DEBITS                                   178,775        165,369
                                                                                -------        -------

---------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

-------------------------------------------------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL    AS OF DECEMBER 31
                                                           CURRENT       PRIOR

-------------------------------------------------------------------------------

        PROPRIETARY CAPITAL
        -------------------
201     Common stock issued (Schedule XI)                         10         10
211     Miscellaneous paid-in-capital (Schedule XI)            4,543      2,943
215     Appropriated retained earnings (Schedule XI)               -          -
216     Unappropriated retained earnings (Schedule XI)             -          -
                                                              ------     ------
           Total Proprietary Capital                           4,553      2,953
                                                              ------     ------

        LONG-TERM DEBT
        --------------
223     Advances from associate companies (Schedule XII)           -          -
224     Other long-term debt (Schedule XII)                        -          -
225     Unamortized premium on long-term debt                      -          -
226     Unamortized discount on long-term debt                     -          -
                                                              ------     ------
           Total Long-Term Debt                                    -          -
                                                              ------     ------

        OTHER NONCURRENT LIABILITIES
        -----------------------------
228     Accumulated provision for pensions and benefits       88,540     78,184
                                                             -------     ------

        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
231     Notes payable                                              -          -
232     Accounts payable                                      12,012     12,998
233     Notes payable to associate companies
         (Schedule XIII)                                           -      5,000
234     Accounts payable to associate companies
          (Schedule XIII)                                     16,404     18,317
236     Taxes accrued                                          2,311      1,382
237     Interest accrued                                           -          -
238     Dividends declared                                         -          -
241     Tax collections payable                                   62          6

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                     SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------
                       BALANCE AT              RETIREMENTS   OTHER     BALANCE
                       BEGINNING   ADDITIONS      OR        CHANGES       AT
    DESCRIPTION        OF YEAR                  SALES         1/      CLOSE OF
                                                                         YEAR
-------------------------------------------------------------------------------

SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION            -           -            -         -            -
303   MISCELLANEOUS
      INTANGIBLE
      PLANT                   -           -            -         -            -
304   LAND & LAND
      RIGHTS                  -           -            -         -            -
305   STRUCTURES AND
      IMPROVEMENTS            -           -            -         -            -
306   LEASEHOLD
      IMPROVEMENTS            -           -            -         -            -
307   EQUIPMENT 2/        3,283         112          570         -        2,825
308   OFFICE
      FURNITURE AND
      EQUIPMENT 2/        4,004         150        1,600         -        2,554
309   AUTOMOBILES,
      OTHER
      VEHICLES, AND
      RELATED GARAGE
      EQUIPMENT               -           -            -         -            -
310   AIRCRAFT AND
      AIRPORT
      EQUIPMENT               -           -            -         -            -
311   OTHER SERVICE
      COMPANY
      PROPERTY 3/            976          -          808         -          168
                         -------       ----       ------      ----        -----

      SUB-TOTAL           8,263          262       2,978         -        5,547
                         ------        -----      ------      ----        -----

107   CONSTRUCTION
      WORK IN
      PROGRESS                -            -           -         -            -
                         ------        -----      ------      ----        -----

      TOTAL               8,263          262       2,978         -        5,547
                         ------        ------     ------      ----        -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-----------------------------------------------------------------------------
                             SCHEDULE II - CONTINUED

-----------------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      No changes were considered material.








-----------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                 BALANCE
         SUBACCOUNT DESCRIPTION               ADDITIONS             AT
                                                                 CLOSE OF
                                                                   YEAR
----------------------------------------------------------------------------

      EQUIPMENT
      ----------
         Personal Computer Equipment               112              2,758
         Mainframe Computer Equipment                -                  -
         Office Automation Equipment                 -                  -
         Telecommunication Equipment                 -                 67
                                                ------             ------
                                                   112              2,825
                                                ------             ------

      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment             38              1,256
         Miscellaneous Equipment                   112              1,298
                                                ------             ------
                                                   150              2,554
                                                ------             ------
----------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses.


                                                                                     8
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

----------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------

                            BALANCE AT     ADDITIONS                  OTHER        BALANCE AT
                            BEGINNING      CHARGED TO                 CHANGES      CLOSE OF
         DESCRIPTION         OF YEAR        ACCOUNT    RETIREMENTS      ADD          YEAR
                                             403                      (DEDUCT)
                                                                         1/

----------------------------------------------------------------------------------------------


Account
-------
301      ORGANIZATION               -             -           -            -            -
303      MISCELLANEOUS
         INTANGIBLE PLANT           -             -           -            -            -
304      LAND AND LAND
         RIGHTS                     -             -           -            -            -
305      STRUCTURES AND
         IMPROVEMENTS               -             -           -            -            -
306      LEASEHOLD
         IMPROVEMENTS               -             -           -            -            -
307      EQUIPMENT              2,564           334         570            -        2,328
308      OFFICE
         FURNITURE AND
         EQUIPMENT              3,497           179       1,600            -        2,076
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                  -             -           -            -            -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                  -             -           -            -           -
311      OTHER SERVICE
         COMPANY
         PROPERTY                963              3         808            -          158
                               -----         ------       -----       ------      -------

         TOTAL                 7,024            516       2,978           -         4,562
                               -----         ------       ------      ------      -------


----------------------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     None

----------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                            SCHEDULE IV - INVESTMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

-------------------------------------------------------------------------------

                                                  ALANCE AT      BALANCE AT
         DESCRIPTION                              EGINNING          CLOSE
                                                  OF YEAR         OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES          -                  -




ACCOUNT 124 - OTHER INVESTMENTS

      Employee/Retiree Energy Loans                    664                869
      Employee Computer Loans                          512                371
      Change in Control Trust                            -                365
                                                     -----              -----

                                                     1,176              1,605
                                                     -----              -----



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

      Money Market Mutual Funds                      1,510              2,450
                                                     -----              -----

                                      TOTAL          2,686              4,055
                                                     -----              -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

-------------------------------------------------------------------------------

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company should be provided.

-------------------------------------------------------------------------------

                                           BALANCE AT          BALANCE AT
         DESCRIPTION                       BEGINNING              CLOSE
                                           OF YEAR              OF YEAR

-------------------------------------------------------------------------------


ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
ASSOCIATE COMPANIES

      Alabama Power                           47,082              50,949
      Georgia Power                           73,844              79,025
      Southern Company Services                  258                  97
      Savannah Electric                            1                   2
      Mirant Corporation                          10                   9
                                             -------             -------


                                    TOTAL    121,195             130,082
                                             -------             -------



----------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:              TOTAL
                                                               PAYMENTS


                                                                 -----

                            TOTAL PAYMENTS                          -
                                                                 -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with
                respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------
         DESCRIPTION                 LABOR        EXPENSES            TOTAL

-------------------------------------------------------------------------------


ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED


         Not Applicable








----------------------------------------------------------------------------

SUMMARY:

         Not Applicable







----------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-----------------------------------------------------------------------------
DESCRIPTION                        LABOR            EXPENSES          TOTAL
-----------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


         Not Applicable

                                                                           13
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                                BALANCE AT       BALANCE AT
                             DESCRIPTION         BEGINNING          CLOSE
                                                  OF YEAR          OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-----------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

-----------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

-----------------------------------------------------------------------------

                                                BALANCE AT        BALANCE AT
                     DESCRIPTION                 BEGINNING           CLOSE
                                                  OF YEAR           OF YEAR

-----------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Undistributed Legal Fees Accrual                        6               -

Undistributed Labor Accrual                            94             380

Undistributed Foreign Withholding Employee Taxes       37              92

Sundry Delayed (4 items)                                2               5
                                                      ---             ---

                                  Total               139             477
                                                      ---             ---

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------

                             DESCRIPTION                             AMOUNT

-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


         Not Applicable

                                                                                                                  16
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------------

                        SCHEDULE XI - PROPRIETARY CAPITAL

--------------------------------------------------------------------------------------------------------------------

                                         NUMBER OF      PAR OR STATED       OUTSTANDING CLOSE OF
                                          SHARES            VALUE            PERIOD
ACCOUNT NUMBER      CLASS OF STOCK      AUTHORIZED        PER SHARE          NO. OF SHARES          TOTAL AMOUNT

--------------------------------------------------------------------------------------------------------------------

      201          COMMON STOCK ISSUED        1,000         10.00                    1,000               10

--------------------------------------------------------------------------------------------------------------------

       INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

--------------------------------------------------------------------------------------------------------------------

                                                             DESCRIPTION                                AMOUNT

--------------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                                  990
      Other Paid-In Capital                                                                                 3,553

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                    -
                                                                                                            -----
                              TOTAL                                                                         4,543
                                                                                                            -----

--------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-------------------------------------------------------------------------------------------------------------------

                                                          BALANCE AT      NET INCOME                  BALANCE AT
                                     DESCRIPTION          BEGINNING           OR         DIVIDENDS       CLOSE
                                                           OF YEAR          (LOSS)         PAID         OF YEAR

--------------------------------------------------------------------------------------------------------------------

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                  -             -              -           -
                   TOTAL                                        -             -              -           -
---------------------------------------------------------------------------------------------------------------------



                                                                                                                    17





                         ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                    For the Year Ended December 31, 2000

                                            (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                        SCHEDULE XII - LONG-TERM DEBT
---------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes,  and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation  column.  For Account 224 - Other long-term  debt provide  the name of creditor company or organization,  terms of the obligation,  date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------------

                               TERMS OF       DATE                             BALANCE AT                      1/          BALANCE
NAME OF CREDITOR                 OBLIG         OF    INTEREST       AMOUNT     BEGINNING OF    ADDITIONS    DEDUCTIONS        AT
                                CLASS &     MATURITY  RATE       AUTHORIZED      OF YEAR                                    CLOSE
                                SERIES                                                                                     OF YEAR
                             OF OBLIGATION

---------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:                                              -              -            -             -             -
                                                                       -              -
       ADVANCES ON OPEN ACCOUNT:                                       -              -            -             -             -

ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                                  -              -            -             -             -
                                                                  ------          -----         ----         -----          ----
                             TOTAL                                     -             -             -             -             -
                                                                  ------          -----         ----         -----          ----

---------------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                                         BALANCE        BALANCE
                                                           AT             AT
                              DESCRIPTION               BEGINNING        CLOSE
                                                         OF YEAR        OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Southern Company                                          5,000             -
                                                          -----       -------

                                             TOTAL        5,000             -
                                                         ------       -------

-------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Alabama Power                                             1,668         1,763
Georgia Power                                             8,193         5,534
Gulf Power                                                    -             2
Southern Company Services                                 8,456         9,105
                                                         ------        ------

                                            TOTAL        18,317        16,404
                                                         ------        ------

-------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Employee Stock Ownership Plan Contribution Accrual          922           862
Vacation Pay Accrual                                     13,917        14,706
Overtime Pay Adjustment Accrual                             438           382
Performance Pay Plan Accrual                             15,888        31,207
Productivity Improvement Plan Accrual                     9,196             -
Performance Dividend Plan Accrual                           277           758
Worker's Compensation Accrual                               654           637
                                                         ------       -------

                                            TOTAL        41,292        48,552
                                                         ------       -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      General
      -------

      On December 14, 1990, pursuant to the provisions of the Public Utilities Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      The Company follows generally accepted accounting principles. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates, and the actual results may differ from those estimates. Effective January 1, 1998, the Company adopted the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts.

      Financial Instruments
      ---------------------

      The carrying amount of the Company's financial instruments covered under Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments" approximates fair value at December 31, 2000 and 1999.

                                                                           19A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

      Income Taxes
      ------------

      The Company is included in the consolidated federal income tax return and the consolidated State of Alabama income tax return filed by Southern. In conformity with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred tax assets and deferred tax liabilities for estimated future income tax effects attributable to temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. The measurement of deferred taxes is based on provisions of enacted tax law.

      The consolidated taxes payable are allocated between the Company and Southern's other subsidiaries based on their respective contributions to consolidated taxable income. See Note 5 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization
      ------------------------------------------------------

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement of assets, the cost of such assets and related accumulated depreciation is removed from the accounts. The gain or loss from the sale of assets, if any, is credited or charged to income.

2.    RETIREMENT BENEFITS
      -------------------

      The Company has a defined benefit, trusteed, pension plan that covers substantially all employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all these employees may become eligible for such benefits when they retire. The Company funds trusts to the extent deductible under federal income tax regulations. The measurement date for plan assets and obligations is September 30 for each year.

      Effective in January 2001, the Company adopted several pension and postretirement benefits plan changes that had the effect of increasing benefits to both current and future retirees. The effects of these changes will be to increase annual pension and postretirement benefits costs by approximately $2 million each.

                                                                            19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

      Pension Plans
      ------------

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                                    Projected
                                                       Benefit Obligations
                                                     ----------------------
                                                     2000               1999
                                                     ----               ----
                                                          (In thousands)
               Balance at beginning of year        $ 231,068        $ 221,531
               Service cost                           12,650           13,004
               Interest cost                          17,269           14,913
               Benefits paid                          (3,188)          (1,999)
               Actuarial gain                         (7,313)         (16,381)
                                                   ---------        ---------
               Balance at end of year              $ 250,486        $ 231,068
                                                   ---------        ---------


                                                           Plan Assets
                                                           -----------
                                                     2000               1999
                                                     ----               ----
                                                          (In thousands)
               Balance at beginning of year        $ 300,515        $ 260,174
               Actual return on plan assets           58,796           43,397
               Employer contributions                      -               -
               Benefits paid                          (3,188)          (1,999)
               Employee transfers                     (5,659)          (1,057)
                                                   ----------       ---------
               Balance at end of year              $ 350,464        $ 300,515
                                                   ---------        ---------


      The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                     2000               1999
                                                     ----               ----
                                                          (In thousands)
               Funded status                      $  99,978         $ 69,447
               Unrecognized transition obligation    (3,454)          (4,101)
               Unrecognized prior service cost        4,429            4,839
               Unrecognized net gain               (125,432)         (91,639)
                                                   --------         --------
               Accrued liability recognized in the
                 Comparative Balance Sheet        $ (24,479)        $(21,454)
                                                  -----------       --------

                                                                            19C

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      Components of the pension plan's net periodic cost were as follows:

                                                         2000              1999
                                                         ----              ----
                                                              (In thousands)
                Service cost                         $ 12,650         $ 13,004
                Interest cost                          17,269           14,913
                Expected return on plan assets        (23,563)         (21,525)
                Recognized net gain                    (3,094)          (1,842)
                Net amortization                         (237)            (237)
                                                     --------         --------
                Net pension cost (income)            $  3,025         $  4,313
                                                     --------         --------

      Postretirement Benefits

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                              Projected
                                                           Benefit Obligations
                                                           -------------------
                                                         2000              1999
                                                         ----              ----
                                                              (In thousands)
                  Balance at beginning of year       $ 63,421         $ 63,879
                  Service cost                          2,349            2,723
                  Interest cost                         4,945            4,284
                  Benefits paid                        (1,227)            (709)
                  Actuarial gain                         (447)          (6,756)
                                                     --------         --------
                  Balance at end of year             $ 69,041         $ 63,421
                                                     --------         --------


                                                            Plan Assets
                                                     2000             1999
                                                     ----             ----
                                                              (In thousands)

                  Balance at beginning of year       $     -          $     -
                  Actual return on plan assets             -                -
                  Employer contributions               1,227              709
                  Benefits paid                       (1,227)            (709)
                                                     -------          -------
                  Balance at end of year             $    -           $     -
                                                     -------          -------

                                                                            19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:    The space below is provided for important notes
                 regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                                     2000              1999
                                                     ----              ----
                                                         (In thousands)
              Funded status                       $(69,041)        $(63,421)
              Unrecognized transition obligation     6,749            7,268
              Unrecognized prior service cost          495           (2,508)
              Unrecognized net loss                  1,988            5,454
              Fourth quarter contribution              295              233
                                                  --------         --------
              Accrued liability recognized in the
                Comparative Balance Sheet         $(59,514)        $(52,974)
                                                  --------         --------

      Components of the postretirement plans' net periodic cost were as follows:

                                                     2000              1999
                                                     ----              ----
                                                          (In thousands)
                  Service cost                     $ 2,349          $ 2,723
                  Interest cost                      4,945            4,284
                  Expected return on plan assets         -                -
                  Recognized net loss                   58              381
                  Net amortization                     477              360
                                                    ------          -------
                  Net postretirement cost          $ 7,829          $ 7,748
                                                   -------          -------

      The weighted average rates assumed in the actuarial calculations for both the pension plans and postretirement benefits were:

                                                              2000       1999
                                                              ----       ----
                  Discount                                    7.50%      7.50%
                  Annual salary increase                      5.00%      5.00%
                  Long-term return on plan assets             8.50%      8.50%

     An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of
     7.29 percent for 2000, decreasing gradually to 5.50 percent through the year 2005, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2000 as follows:

                                                   1 Percent       1 Percent
                                                    Increase        Decrease
                                                    --------        --------
                                                           (In thousands)
                  Benefit obligation                  $3,931           $3,426
                  Service and interest costs             320              401

                                                                         19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-----------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-----------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     Employee Savings Plan

     The Company also sponsors a 401-K defined contribution plan covering substantially all employees. The company provides a 75 percent matching contribution with a ceiling of 6 percent of an employee's earnings. Total matching contributions made to the plan and charged to expense for the years 2000 and 1999 were approximately $6 million each year.

3.   SERVICE AND OPERATING AGREEMENTS
     --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, provides operating and maintenance services, new investment services, and fuel services at cost with respect to nuclear generating plants.

     The Company, in accordance with its service agreement with Southern Company Services, Inc. ("SCS"), a subsidiary of Southern, receives the following services at cost: general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate, budgeting, employee relations, systems and procedures, and other services.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at cost: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


4.    NOTE PAYABLE TO PARENT COMPANY
      ------------------------------

      A $5 million note dated December 31, 1990 from Southern Company due on or before December 31, 2000 was paid in full on December 14, 2000. The note's interest rate was comparable with market rates that were adjusted monthly and interest was paid quarterly.

                                                                           19F

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-----------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-----------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes
                  regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-----------------------------------------------------------------------------

5.    INCOME TAXES
      ------------

      Details of the federal and state income tax provisions (benefits) are as follows (Note 1):

                                                            2000          1999
                                                            ----          ----
                                                             (In thousands)
                  Total provision for income taxes:
                  Federal --
                      Currently payable                    $  2,957    $  6,533
                      Deferred - Current year                (7,311)    (10,318)
                               - Reversal of prior years      4,838       3,962
                                                           --------    --------
                                                                484         177
                                                           --------    --------
                  State --
                      Currently payable                         234         699
                      Deferred - Current year                (1,105)     (1,559)
                               - Reversal of prior years        732         587
                                                            --------   --------
                                                               (139)      (273)
                                                            --------   --------
                  Federal and state income taxes charged
                    (credited) to operations                $   345    $   (96)
                                                            --------   --------

     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities, are as follows:

                                                            2000          1999
                                                            ----          ----
                                                                (In thousands)
                  Deferred tax liabilities:
                      Allocated SCS and other benefits   $     -     $  (2,053)
                      Other                                    -           (10)
                                                         --------    ---------
                  Total                                        -       (2,063)
                                                         --------    ---------

                  Deferred tax assets:
                      Pensions and other benefits          38,076       39,691
                      Other                                 4,577        2,179
                                                         --------    ---------

                  Total                                    42,653       41,870
                                                         --------    ---------

                  Net deferred tax assets                  42,653       39,807
                  Portion included in current assets       (3,034)      (4,020)
                                                         --------    ---------
                  Accumulated deferred income taxes
                    in the comparative balance sheet     $ 39,619    $  35,787
                                                         --------    ---------

                                                                            19G

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:      The space below is provided for important notes
                   regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

     Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

     The federal statutory income tax rate differs from the effective income tax rate due to the nondeductible portion of various expenses.


6.    RENTS
      -----

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $112,739.

7.    AFFILIATED SERVICES
      -------------------

      The Company incurred expenses of approximately $86 million and $80 million for 2000 and 1999, respectively, associated with services provided by SCS (see Note 3 for description of services provided).

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                        SCHEDULE XV - STATEMENT OF INCOME

-------------------------------------------------------------------------------

ACCOUNT                DESCRIPTION                        CURRENT     PRIOR
                                                            YEAR       YEAR
-------------------------------------------------------------------------------

       INCOME

457          Services rendered to associate companies       429,009   405,948
458          Services rendered to non associate companies        21         -
418          Equity earnings of subsidiary companies             15         -
419          Interest and dividend income                       346       240
                                                          ---------   -------
                TOTAL INCOME                                429,391   406,188
                                                          ---------   -------


       EXPENSE
500-559   Power production                                  294,747    290,034
560-579   Transmission                                          333        312
920       Salaries and wages                                 11,634     10,458
921       Office supplies and expenses                          682      3,661
922       Administrative expense transferred - credit            -          -
923       Outside services employed                          26,163     33,042
924       Property insurance                                    193        209
925       Injuries and damages                                  545        471
926       Employee pensions and benefits                     30,124     31,005
928       Regulatory commission expense                           -          -
930.1     General advertising expenses                            2          1
930.2     Miscellaneous general expenses                        178        163
931       Rents                                               1,660      1,558
935       Maintenance  of structures and equipment              629        520
403       Depreciation and amortization expense                 516        708
408       Taxes other than income taxes                      15,478     15,058
409       Income taxes                                        3,191      7,232
410       Provision for deferred income taxes                 5,663      5,430
411       Provision for deferred income taxes - credit       (8,509)   (12,758)
411.5     Investment tax credit                                   -          -
426.1     Donations                                             324        300
426.5     Other deductions                                    3,155      3,003
427       Interest on long-term debt                              -          -
430       Interest on debt to associate companies               304        263
431       Other interest expense                                 83          -
107       Construction work in process                       42,296     15,518
                                                           --------   --------


                               TOTAL EXPENSE                429,391    406,188
                                                           --------   --------

                               NET INCOME OR (LOSS)               -          -
                                                           --------   --------

( ) Denotes deficit or credit balance.

                                                                             21

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

-------------------------------------------------------------------------------------

                                      DIRECT      INDIRECT     COMPENSATION      TOTAL
NAME OF ASSOCIATE COMPANY              COSTS        COSTS       FOR USE OF      AMOUNT
                                      CHARGED      CHARGED        CAPITAL       BILLED
                                      -------      -------        -------       ------
                                       457-1        457-2          457-3

-------------------------------------------------------------------------------------

Alabama Power                        135,417      12,523            101       148,041

Georgia Power                        255,346      25,046            203       280,595

Mirant Corporation                        28           -              -            28

Mississippi Power                          2           -              -             2

Savannah Electric                         22           -              -            22

Southern Company Services                239           -              -           239

Southern Company Energy Solutions          3           -              -             3

Other Associated Companies                 2           -              -             2

Southern Company Generation               77           -              -            77
                                     --------     ------          -----       -------


                         TOTAL       391,136      37,569            304       429,009
                                     -------      ------          -----       -------



                                                                                                           22


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

--------------------------------------------------------------------------------------------------------------

                                      DIRECT        INDIRECT    COMPENSATION               EXCESS       TOTAL
                                       COST           COST         FOR USE       TOTAL       OR        AMOUNT
NAME OF NONASSOCIATE                  CHARGED        CHARGED     OF CAPITAL      COST    DEFICIENCY    BILLED
                                      -------        -------     ----------      ----    ----------    ------
                                       458-1          458-2         458-3                   458-4

--------------------------------------------------------------------------------------------------------------


South Carolina Electric & Gas           21                                        21                      21



Instruction:     Provide a brief description of the services rendered to each nonassociate company:

                 Five Plant Vogtle craft employees worked during a refueling outage at V.C. Summer nuclear plant operated by SCE&G.




                                                                                                                         23

                         ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                   For the Year Ended December 31, 2000

                                          (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------------

                                              SCHEDULE XVI
                                      ANALYSIS OF CHARGES FOR SERVICE
                                   ASSOCIATE AND NONASSOCIATE COMPANIES

---------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

---------------------------------------------------------------------------------------------------------------------------------
                                          ASSOCIATE COMPANY                NONASSOCIATE COMPANY           TOTAL CHARGES
                                               CHARGES                          CHARGES                   FOR SERVICE

---------------------------------------------------------------------------------------------------------------------------------

         DESCRIPTION OF ITEMS     DIRECT     INDIRECT                  DIRECT   INDIRECT             DIRECT    INDIRECT
                                   COST         COST        TOTAL       COST     COST    TOTAL        COST       COST       TOTAL

---------------------------------------------------------------------------------------------------------------------------------

500-559  POWER PRODUCTION          284,366       10,360     294,726      21        -      21        284,387     10,360     294,747
560-579  TRANSMISSION                  333            -         333       -        -       -            333          -         333
920      SALARIES AND WAGES          4,633        7,001      11,634       -        -       -          4,633      7,001      11,634
921      OFFICE SUPPLIES AND
          EXPENSES                   1,067        (385)         682       -        -       -          1,067      (385)         682
922      ADMINISTRATIVE EXPENSE
          TRANSFERRED - CREDIT           -            -           -       -        -       -              -          -           -
923      OUTSIDE SERVICES
          EMPLOYED                  14,072       12,091      26,163       -        -       -         14,072     12,091      26,163
924      PROPERTY INSURANCE              7          186         193       -        -       -              7        186         193
925      INJURIES AND DAMAGES          480           65         545       -        -       -            480         65         545
926      EMPLOYEE PENSIONS
          AND BENEFITS              28,242        1,882      30,124       -        -       -         28,242      1,882      30,124
928      REGULATORY COMMISSION
          EXPENSE                        -            -           -       -        -       -              -          -           -
930.1    GENERAL ADVERTISING
          EXPENSES                       2            -           2       -        -       -              2          -           2
930.2    MISCELLANEOUS
          GENERAL EXPENSES              30          148         178       -        -       -             30        148         178
931      RENTS                         256        1,404       1,660       -        -       -            256      1,404       1,660
935      MAINTENANCE OF STRUCTURES
          AND EQUIPMENT                495          134         629       -        -       -            495        134         629
403      DEPRECIATION AND
          AMORTIZATION EXPENSE          92          424         516       -        -       -             92        424         516
408      TAXES OTHER THAN
          INCOME TAXES              14,449        1,029      15,478       -        -       -         14,449      1,029      15,478
409      INCOME TAXES                2,846          345       3,191       -        -       -          2,846        345       3,191
410      PROVISION FOR DEFERRED
          INCOME TAXES               5,663            -       5,663       -        -       -          5,663          -       5,663
411      PROVISION FOR DEFERRED
          INCOME TAXES - CREDIT     (8,509)           -      (8,509)      -        -       -        (8,509)          -     (8,509)
411.5    INVESTMENT TAX CREDIT           -            -           -       -        -       -              -          -           -
426.1    DONATIONS                      16          308         324       -        -       -             16        308         324
426.5    OTHER DEDUCTIONS              300        2,855       3,155       -        -       -            300      2,855       3,155
427      INTEREST ON LONG -
          TERM DEBT                      -            -           -       -        -       -              -          -           -
430      INTEREST ON DEBT TO
          ASSOCIATE COMPANIES            -          304         304       -        -       -              -        304         304
431      OTHER INTEREST EXPENSE          -           83          83       -        -       -              -         83          83
107      CONSTRUCTION WORK
          IN PROGRESS               42,296            -      42,296       -        -       -         42,296          -      42,296

         SUB-TOTAL EXPENSES        391,136       38,234     429,370      21        -      21        391,157     38,234     429,391

418      EQUITY EARNINGS OF
          SUBSIDIARY COMPANIES           -          (15)       (15)       -        -       -              -        (15)       (15)
419      INTEREST AND DIVIDEND
          INCOME                         -         (346)      (346)       -        -       -              -       (346)      (346)

         TOTAL  COST OF SERVICE    391,136        37,873   429,009       21        -      21        391,157     37,873    429,030


( ) Denotes deficit or credit balance.



                                                                                                                                 24

           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                DEPARTMENT OR SERVICE FUNCTION
           DESCRIPTION                     Total             Strategic  Corporate  Governmental Safety   Vogtle    Hatch     Farley
                                           Amount  Executive  Analysis  Counsel &  Affairs     Audit &   Project  Project   Project
                                                                        Compliance             Eng. Rev.  & Plant  & Plant  & Plant

-----------------------------------------------------------------------------------------------------------------------------------
500-55  Power Production                   294,747    1,765     407      139           -        3,742      75,816   86,242    3,571
560-57  Transmission                           333        -       -        -           -            -           -        -      283
920     Salaries And Wages                  11,634      286       -      122           -            -        (110)    (102)       -
921     Office Supplies And Expenses           682      107       -       13         145            1           1        -        -
922     Administrative Expense                   -        -       -        -           -            -           -        -        -
        Transferred-Cr
923     Outside Services Employed           26,163       15      11    1,174          31            -           1        -        -
924     Property Insurance                     193        -       -        -           -            -           -        -        -
925     Injuries And Damages                   545        -       -        -           -            -           -        -        -
926     Employee Pensions And Benefits      30,124        -       -        -           -            -           1        1        1
928     Regulatory Commission Expense            -        -       -        -           -            -           -        -        -
930.1   General Advertising Expense              2        -       -        -           -            -           -        -        -
930.2   Miscellaneous General Expenses         178       82       -        -           -            -           -        -        -
931     Rents                                1,660        -       -        -           -            -           -        -        -
935     Maint. Of Structures And Equipment     629        -       -        -           -            -           -        -        -
403     Depreciation And Amortization          516        -       -        -           -            -           -        -        -
        Expense
408     Taxes Other Than Income Taxes       15,478        -       -        -           -            -           -        -        -
409     Income Taxes                         3,191        -       -        -           -            -           -        -        -
410     Provision For Deferred Income Taxes  5,663        -       -        -           -            -           -        -        -
411     Provision For Deferred Income      (8,509)        -       -        -           -            -           -        -        -
        Taxes-Cr
411.5   Investment Tax Credit                    -        -       -        -           -            -           -        -        -
426.1   Donations                              324      256       -        -           -            -           6       10        -
426.5   Other Deductions                     3,155      850       1        1         534            -           7        -        4
427     Interest On Long-Term Debt               -        -       -        -           -            -           -        -        -
430     Interest On Debt To Associate Co.      304        -       -        -           -            -           -        -        -
431     Other Interest Expense                  83        -       -        -           -            -           -        -        -
107     Construction Work In Progress       42,296        -       -        -           -            7       1,692    3,939    9,760

TOTAL   Expenses                           429,391    3,361     419    1,449         710        3,750      77,414   90,090   93,619

418     Equity Earnings of Subsidiary          (15)
419     Interest And Dividend Income          (346)       -       -        -           -            -          -        -        -

-----------------------------------------------------------------------------------------------------------------------------------



 INSTRUCTION:   Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
                Uniform System of Account).

-----------------------------------------------------------------------------------------------------------------------------------

             TOTAL COSTS =                 429,030    3,361     419    1,449         710        3,750      77,414   90,090   93,619

-----------------------------------------------------------------------------------------------------------------------------------

         ( ) Denotes deficit or credit balance


                                                                                                                           24A

           ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE XVII
                        SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                         DEPARTMENT OR SERVICE FUNCTION

-----------------------------------------------------------------------------------------------------------------------------------
           DESCRIPTION                                   Plant        Financial     Technical    Administrative  Corporate
                                                        Wilson        Services      Services      Services        General
-----------------------------------------------------------------------------------------------------------------------------------
500-559      Power Production                               634              -          11,441          (17)      31,007
560-579      Transmission                                     3              -              -             -           47
920          Salaries And Wages                               -          2,064              -         6,005        3,369
921          Office Supplies And Expenses                     -            231             51         3,607      (3,474)
922          Administrative Expense Transferred-Cr            -              -              -             -            -
923          Outside Services Employed                        -            206            143        (2,189)      26,771
924          Property Insurance                               -              -              -             -          193
925          Injuries And Damages                             -              -              -             -          545
926          Employee Pensions And Benefits                   -              7              -           184       29,930
928          Regulatory Commission Expense                    -              -              -             -            -
930.1        General Advertising Expense                      -              -              -             2            -
930.2        Miscellaneous General Expenses                   -              -             13            76            7
931          Rents                                            -              -              -             -        1,660
935          Maint. Of Structures And Equipment               -              -              -           (41)         670
403          Depreciation And Amortization Expense            -              -              -             -          516
408          Taxes Other Than Income Taxes                    -              -              -             -       15,478
409          Income Taxes                                     -              -              -             -        3,191
410          Provision For Deferred Income Taxes              -              -              -             -        5,663
411          Provision For Deferred Income                    -              -              -             -      (8,509)
             Taxes-Cr
411.5        Investment Tax Credit                            -              -              -             -            -
426.1        Donations                                        -              -              -             -           52
426.5        Other Deductions                                 -              2              6            10        1,740
427          Interest On Long-Term Debt                       -              -              -             -            -
430          Interest On Debt To Associate Co.                -              -              -             -          304
431          Other Interest Expense                           -              -              -             -           83
107          Construction Work In Progress                    -              -         21,495            29        5,374

TOTAL        Expenses                                       637          2,510         33,149         7,666      114,617

418          Equity Earnings of Subsidiary                                                                          (15)
419          Interest And Dividend Income                     -              -              -             -        (346)

-----------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTION:   Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
                Uniform System of Account).

-----------------------------------------------------------------------------------------------------------------------------------

             TOTAL COSTS =                                  637          2,510         33,149         7,666      114,256

-----------------------------------------------------------------------------------------------------------------------------------

 ( ) Denotes deficit or credit balance



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

-------------------------------------------------------------------------------

                                DEPARTMENTAL SALARY EXPENSE
                                ---------------------------
NAME OF DEPARTMENT              INCLUDED IN AMOUNTS BILLED TO           NUMBER
Indicate each                  -----------------------------          PERSONNEL
department or               TOTAL     PARENT     OTHER         NON     END OF
service function            AMOUNT   COMPANY   ASSOCIATES   ASSOCIATES   YEAR
-------------------------------------------------------------------------------

Executive                     965         -         965           -           6

Strategic Analysis            319         -         319           -           5

Corporate Counsel
& Compliance                  235         -         235           -           2

Governmental Affairs          252         -         252           -           3

Safety Audit & Engineering
Review                      2,835         -       2,835           -          37

Vogtle Project and Plant   55,206         -      55,185          21         880

Hatch Project and Plant    62,683         -      62,683           -         906

Farley Project and Plant   55,341         -      55,341           -         902

Plant Wilson                  541         -         541           -           -

Financial Services          2,071         -       2,071           -          33

Technical Services          7,873         -       7,873           -         100

Administrative Services     6,040         -       6,040           -         100

Corporate General
  (Accrual for
  incentive pay
  plan, etc.)              35,650         -      35,650           -           -
                          -------     -----    --------       -----       -----

         TOTAL            230,011         -     229,990          21       2,974
                          -------     -----    --------       -----       -----

                                                                                         26
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

---------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a breakdown by sub account of outside services employed.  If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000,  only the aggregate number and amount of all such payments included within the sub account need be shown.
Provide a subtotal for each type of service.

---------------------------------------------------------------------------------------------------

                                                                          RELATIONSHIP
                                                                              "A"=
                                                                            ASSOCIATE
                                                                            "NA"=NON
            FROM WHOM PURCHASED          DESCRIPTION                        ASSOCIATE        AMOUNT

---------------------------------------------------------------------------------------------------

Legal Services
Balch & Bingham , LLP                Legal fees and services                     NA             990
Troutman Sanders, LLP                Legal fees and services                     NA             156
8 Other Items (less than $100,000)   Aggregate                                   NA             222
                                                                                             ------
                                                                                              1,368

Auditing Services
Arthur Andersen, LLP                 Auditing services                           NA              78
                                                                                             ------
                                                                                                 78

Engineering Services
Southern Company Services            Design and general engineering services     A           52,803
BCP Technical Services, Inc.         Engineering services                        NA             839
Sonic Systems International, Inc.    Provide system program revisions            NA             391
Black Diamond Services, Inc.         Engineering services                        NA             303
Westinghouse Electric Company        Engineering services                        NA             218
Lambert MacGill Thomas, Inc.         Engineering inspection services             NA             183
Wihlen Consulting Services           Engineering services                        NA             159
7 Other Items (less than $100,000)   Aggregate                                   NA             126
                                                                                             ------
                                                                                             55,022

Management Consulting Services
Black & Veatch LLP                  Consulting services                          NA             785
Dr. S. I. Abdel-Khalik              Consulting services                          NA             165
22 Items (less than $100,000)       Aggregate                                    NA             432
                                                                                             ------
                                                                                              1,382

(Continued on Page 26A)



                                                                                                26A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

-------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a breakdown by sub account of outside services employed.  If the aggregate amounts paid to any one payee and included within one sub account is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown.
Provide a subtotal for each type of service.

-------------------------------------------------------------------------------------------------------------

                                                                                   RELATIONSHIP
                                                                                       "A"=
                                                                                     ASSOCIATE
                                                                                      "NA"=NON
            FROM WHOM PURCHASED                  DESCRIPTION                        ASSOCIATE           AMOUNT

---------------------------------------------------------------------------------------------------------------

Other Services
Southern Company Services                    General services. See Note 3 in the              A           33,233
                                               Notes to Financial Statements
Datastream Systems, Inc.                     Computer services                                NA           3,135
GTS Duratek                                  Health physics services                          NA           2,737
Quality Nuclear Service, Inc.                Provide health physics technicians               NA             455
Jeffcoat and Associates, L.P.                Building maintenance                             NA             255
Science Applications International Corp.     Computer services                                NA             170
Alabama Power                                Mail and electricity services                    A              168
Pritchard Industries, S. E., Inc.            Janitorial services                              NA             135
Burns International Security Services        Security services                                NA             122
137 Other Items (less than $100,000)         Aggregate                                        NA           1,207
                                                                                                         -------
                                                                                                          41,617

                                                                                TOTAL                     99,467
                                                                                                          ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-----------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926

-----------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

-----------------------------------------------------------------------------

             DESCRIPTION                                            AMOUNT

Pensions                                                              4,011
Employee's Group Insurance                                           11,397
Post-Retirement Life Benefits                                         1,615
Post-Retirement Medical Benefits                                      6,214
Post-Employment Medical Benefits                                        257
Other Employee Benefits                                                 522
Employee Savings Plan Contribution                                    6,108
                                                                    -------

                                                    TOTAL            30,124
                                                                     ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                    GENERAL ADVERTISING EXPENSES
                            ACCOUNT 930.1

------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-----------------------------------------------------------------------------

DESCRIPTION                           NAME OF PAYEE               AMOUNT

-----------------------------------------------------------------------------


General Advertising Expense                                          2
                                                                  ----
                                                       TOTAL         2
                                                                  ----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

------------------------------------------------------------------------------

             DESCRIPTION                                         AMOUNT

------------------------------------------------------------------------------

Association Dues and Assessments                                      40

Nuclear Power Research Expenses                                       63

Employee Communications                                               25

Other Expenses                                                        50
                                                                    ----
                                         TOTAL                       178
                                                                    ----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)
-------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931
-------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
-------------------------------------------------------------------------------

           TYPE OF PROPERTY                                            AMOUNT
-------------------------------------------------------------------------------




Office Building                                                         1,230

Copiers                                                                   159

Warehouse Storage 13

 Computer Equipment and Software                                          258
                                                                        -----

                                               TOTAL                    1,660
                                                                        -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------

                           KIND OF TAX                                 AMOUNT

-------------------------------------------------------------------------------

       Other than U.S. Government Taxes

              Property                                                     33

              State Unemployment                                           60

              State Franchise                                               7
                                                                       ------

              Subtotal - Other                                            100
                                                                       ------

       U. S. Government Taxes

              Federal Insurance Contribution Act                       15,205

              Federal Unemployment                                        173
                                                                       ------

              Subtotal - U.S. Government                               15,378


                                        TOTAL                          15,478
                                                                       ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------

              NAME OF RECIPIENT             PURPOSE OF DONATION        AMOUNT

-------------------------------------------------------------------------------

American Cancer Association                  Support of Program              4
American Heart Association                   Support of Program              3
Alabama Power Service Organization           Support of Program              3
Auburn University Foundation                 Support of Program             31
Birmingham Area Chamber of Commerce          Support of Program              5
Downtown Group                               Support of Program              3
Journal of SMET Education                    Support of Program              5
Junior Achievement of Greater Birmingham     Support of Program              9
Metropolitan Arts Council                    Support of Program              1
National Academy of Engineering              Support of Program             25
Scholarship Program Administrators, Inc.     Support of Program             26
University of Alabama                        Support of Program              9
University of Florida                        Support of Program             25
University of South Carolina                 Support of Program              9
United Way                                   Support of Program             68
Vidalia Onion Festival                       Support of Program              5
Waterfall Committee                          Support of Program             12
64  Other Items (Less than $3,000)           Education Contribution         28
41  Other Items (Less than $3,000)           Health & Human Services        41
11  Other Items (Less than $3,000)           Civic & Community              10
  7 Other Item (Less than $3,000)            Other Donations                 2
                                                                           ---

                                                        TOTAL              324
                                                                           ---



                                                                                         33

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

-----------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other
Deductions",  classifying such  expenses according  to  their nature.
-----------------------------------------------------------------------------------------------


                DESCRIPTION                         NAME OF PAYEE                        AMOUNT

------------------------------------------------------------------------------------------------


Expenditures for Certain Civic, Political, &     Company, employee and administrative
  Related Activities                               costs                                     800

Employee Stock Option Plan Contribution          Southern Company Services                   828

Educational and Charitable Contributions         Southern Company Services                   496

Earnings on Deferred Compensation                Company expenses                            745

Other Miscellaneous Deductions                   Company expenses                            286
                                                                                           -----


                                                            TOTAL                          3,155
                                                                                           -----


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------


         See notes to Financial Statements on pages 19 - 19G.

                                                                                                                        35



                                ANNUAL REPORT OF SOUTHERN NUCLEAR OPERATING COMPANY,INC.
                                             FOR THE YEAR ENDED DECEMBER 31, 2000

                                                          President &
                                                     Chief Executive Officer
                                                             |
                                                             |  Executive
                                                             |- Assistant
                                                             |
                                                             |
----------------------------------------------------------------------------------------------------------------------------------
   |                      |                |               |                    |                |                  |            |
   |                      |                |               |                    |                |                  |            |
   |                      |                |               |                    |                |                  |            |
Admin                Financial         Technical     Vice President         Executive        Corp Sec/Exec      Governmental     |
Services             Services          Services      President &          Vice President      Asst. to        Relations Manager  |
Vice                 VP & CFO,           Vice         Corp. Counsel          Nuclear         Pres/Asst.Trea.        |            |
President           Comptroller       President          |                      |                                   |            |
                    & Treasurer       |                  |                      |                                   |            |
|                     |               |                  |                      |                                   |            |
|--Empl. Relations    |--Assistant    |-- Nuclear Fuel   |--Strategic           |-- Safety Audit                    |--Project   |
|   Manager           | Comptroller   |   Manager        |   Analysis           | & Rev. Manager                        Manager  |
|                     |               |                  |                      |                                                |
|--S&H Manager        |--Accounting   |--Inspect & Test  |--Corp. Compliance    |                                                |
|                     |   Systems     |   Svcs. Manager        Concerns         |                                                |
|                     |   Manager     |                       Coordinator       |                         -----------------------|
|                     |               |                                         |                         Human Resources Sr.VP* |
|                     |               |                                         |                             Southern Company   |
|--Security Manager   |--Cash Mgmt &  |--Reg. Eng. Env.           ______________|_________________________
|                        Forecasting  |  Svcs. Manger                |          |                   |
|                                     |                              |          |                   |
|                                     |                        -----------    ---------      -----------
|--General Services                   |--Nuc. Tech Svcs.         Farley       Vogtle            Hatch
|   Supervisor                           Gen. Manager           Project       Project           Project
|                                                             Vice President  Vice President    Vice President
|                                                                 |              |              |
|--Material Services                                              |              |              |
|   Manager                                                       |              |              |
|                                                                 |--Nuclear     |--Nuclear     |--Nuclear
|--Corporate                                                      |  Plant       |  Plant       |  Plant
|  Communications                                                 |  Gen         |  Gen.        |  Gen.
|   Manager                                                       |  Manager     |  Manager     |  Manager
|                                                                 |              |              |
|                                                                 |              |              |
|                                                                 |              |              |
|--HR Team Leader*                                                |--Nuclear     |--Nuclear     |--Nuclear
|                                                                 |  Support        Support        Support
|                                                                 | Gen. Manager    Gen.           Gen.
|--IR Operations                                                  |                 Manager        Manager
    Manager*                                                      |--Stean
                                                                    Generator
                                                                     Replace
                                                                    Proj. Manager




                                                                                               *SCS Employee

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000


-------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

-------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.   Employee Basis
     --------------

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.   Plant Basis
     -----------

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.   Plant Capacity Basis
     --------------------

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.   Plant Generation Basis
     ----------------------

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.   Salary Basis
     ------------

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000


------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

------------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2000.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital.

       On December 31, 1990, Southern Nuclear borrowed $5,000,000 from Southern Company (Southern) for working capital requirements (see Note 4 of the Notes to Financial Statements). The interest rate is adjusted as of the first of each month and applicable to the outstanding principal on a daily basis. The rate applicable to each month is equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the first day of each month, or if no obligations are outstanding at the time, at a rate equal to the weekly average of the thirty-day certificate of deposit rate (secondary market) as reported in Federal Reserve statistical release H.15 (519) for the next to last complete business week of the preceding calendar month. However, this rate shall not exceed the prime rate at Trust Company Bank of Georgia, Atlanta, Georgia in effect on the first of each month. The interest rate on these funds ranged from 5.47% to 6.64%. Interest of $303,828 was accrued and billed to the associate client companies. The interest was distributed to each associate client company on the Plant Allocation Basis in accordance with the SEC order and our service contracts.

       The interest on total company indebtedness was billed to the associate client companies as follows:


            Alabama Power                                       101,276

            Georgia Power                                       202,552
                                                                -------

                                                                303,828

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 2000




                                SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




            Southern Nuclear Operating Company, Inc.

            --------------------------------------------------

                 (Name of Reporting Company)


                                  /s/ K.S. King
By:  ------------------------------------------------------------

                         (Signature of Signing Officer)


K.S. King, Vice President and Chief Financial Officer, Comptroller and Treasurer
-------------------------------------------------------------------------------
                   (Printed Name and Title of Signing Officer)


Date:    April 30, 2001